Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of June 9, 2021 by and between Local Media TV Chicago, LLC, a Delaware limited liability company (“Seller”) and Sovryn Holdings, Inc., a Delaware corporation (“Buyer”).

Recitals

A. Seller owns and operates Class A television broadcast station W27EB-D, Sugar Grove, Illinois (FCC Fac. Id No. 71111) (the “Station”) pursuant to certain authorizations issued by the Federal Communications Commission (the “FCC”).

B. Pursuant to the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Station Assets (defined below).

Agreement

NOW, THEREFORE, taking the foregoing into account, and in consideration of the mutual covenants and agreements set forth herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1: PURCHASE OF ASSETS

1.1 Station Assets. On the terms and subject to the conditions hereof, at Closing (defined below), except for the Excluded Assets (defined below), Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all right, title and interest of Seller in and to the following assets and properties of Seller (the “Station Assets”):

(a) all licenses, permits, construction permits and other authorizations, and all pending applications for licenses, permits, and other authorizations issued to Seller by, or applied for by Seller with, the FCC with respect to the Station (the “FCC Licenses”), including those described on Schedule 1.1(a), including any renewals or modifications thereof between the date hereof and Closing;

(b) all of Seller’s equipment necessary to transmit the Station’s signal, which is listed on Schedule 1.1(b), except for any retirements or dispositions thereof made between the date hereof and Closing in the ordinary course of business in accordance with Section 4.1 hereof (the “Tangible Personal Property”);

(c) the real estate lease for the Station’s broadcast transmission facilities as listed on Schedule 1.1(c), and all of Seller’s rights thereto (the “Real Property Lease”);

(d) that certain Interference Acceptance & Consent Agreement, dated June 13, 2008, between Seller and WVTV Licensee, Inc., and all of Seller’s rights thereto (the “Interference Agreement”);

(e) all of Seller’s rights in and to the Station’s call letters and all goodwill associated with the foregoing;

(f) Seller’s rights in and to all the files, documents, records, and books of account (or copies thereof) exclusively relating to the operation of the Station, including the Station’s local public files, engineering data and logs, but excluding records relating to Excluded Assets;

(g) any and all claims and rights against third parties if and to the extent relating to Station Assets, including all rights under manufacturers’ and vendors’ warranties; and

(h) all deposits, reserves and prepaid expenses relating to the Station and the Station Assets and prepaid taxes relating to the Station and the Station Assets, pro-rated as of the Closing.

The Station Assets shall be transferred to Buyer free and clear of liens, claims and encumbrances (“Liens”) except for Assumed Obligations (defined in Section 1.3), liens for taxes not yet due and payable, liens that will be released at or prior to Closing, and liens which arise by operation of law and in the ordinary course of business which secure payment of obligations not yet due and payable (collectively, “Permitted Liens”).

1.2 Excluded Assets. Notwithstanding anything to the contrary contained herein, the Station Assets shall not include the following assets or any rights, title and interest therein (the “Excluded Assets”):

(a) all cash and cash equivalents of Seller, including without limitation certificates of deposit, commercial paper, treasury bills, marketable securities, money market accounts and all such similar accounts or investments;

(b) all tangible and intangible personal property of Seller retired or disposed of between the date of this Agreement and Closing in accordance with Article 4;

(c) any contract, lease, or agreement other than the Real Property Lease and the Interference Agreement;

(d) Seller’s corporate names, any trade names not exclusive to the operation of the Station, charter documents, business records, and books and records relating to the organization, existence or ownership of Seller, duplicate copies of the records of the Station, and all records not relating to the operation of the Station;

(e) all contracts of insurance, all coverages and proceeds thereunder and all rights in connection therewith, including without limitation rights arising from any refunds due with respect to insurance premium payments to the extent related to such insurance policies;

(f) any employee option award agreements (with respect to membership interests in an affiliate of Seller), all pension, profit sharing plans and trusts and the assets thereof and any other employee benefit plan or arrangement and the assets thereof, if any, maintained by Seller;

(g) the Station’s accounts receivable and any other rights to payment of cash consideration for goods sold or services provided prior to the Effective Time (defined below) or otherwise arising during or attributable to any period prior to the Effective Time (the “A/R”);

(h) any non-transferable shrink-wrapped computer software and any other non-transferable computer licenses that are not material to the operation of the Station;

(i) all rights and claims of Seller, whether mature, contingent or otherwise, against third parties with respect to the Station and the Station Assets, to the extent arising during or attributable to any period prior to the Effective Time;

(j) computers and other similar assets and any other operating systems and related assets that are used in the operation of multiple stations, except for any such items that are specifically set forth as included in the Station Assets on the Schedules hereto;

(k) all assets used or held for use in the operation of any other station owned or operated by Seller or an affiliate of Seller, except for any such items that are specifically set forth as included in the Station Assets on the Schedules hereto; and

(l) the items (if any) listed on Schedule 1.2.

1.3 Assumption of Obligations. On the Closing Date (defined below), Buyer shall assume (a) the obligations of Seller under the Real Property Lease and the Interference Agreement attributable to any period of time on or after the Closing Date and (b) any other liabilities of Seller for which Buyer receives a purchase price reduction therefor under Section 1.6 (collectively, the “Assumed Obligations”). Except for the Assumed Obligations, Buyer does not assume, and will not be deemed by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to have assumed, any other liabilities or obligations of Seller (the “Retained Obligations”).

1.4 Purchase Price. In consideration for the sale of the Station Assets to Buyer, at Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds, the sum of Five Million Seven Hundred Thousand Dollars ($5,700,000), subject to adjustment pursuant to Section 1.6 (the “Purchase Price”).

1.5 Deposit. On the date of this Agreement, Buyer shall deposit, by wire transfer of immediately available funds, an amount equal to Two Hundred Eighty-Five Thousand Dollars ($285,000) (the “Deposit”) with Patrick Communications (the “Escrow Agent”) pursuant to an Escrow Agreement (the “Escrow Agreement”) of even date herewith among Buyer, Seller and the Escrow Agent. At Closing, the Deposit shall be disbursed to Seller and applied to the Purchase Price (and any interest accrued thereon shall be disbursed to Buyer). If this Agreement is terminated by Seller pursuant to Section 10.1(c), then the Deposit and any interest accrued thereon shall be disbursed to Seller. If this Agreement is terminated for any other reason, the Deposit and any interest accrued thereon shall be disbursed to Buyer. The parties shall each instruct the Escrow Agent to disburse the Deposit and all interest accrued thereon to the party entitled thereto and shall not, by any act or omission, delay or prevent any such disbursement unless contested by a party in good faith in writing within five (5) business days of a disbursement request, in which event the Deposit shall remain with the Escrow Agent until the parties’ dispute is resolved. Any failure by Buyer to make the Deposit on the date hereof constitutes a material default as to which the Cure Period under Section 10.1 does not apply, entitling Seller to immediately terminate this Agreement.

1.6 Prorations and Adjustments. All prepaid and deferred income and expenses relating to the Station Assets and arising from the operation of the Station shall be prorated between Buyer and Seller in accordance with generally accepted accounting principles (“GAAP”) as of 11:59 p.m. on the day immediately preceding the Closing Date (the “Effective Time”). Such prorations shall include without limitation all ad valorem and other property taxes (except transfer taxes as provided by Section 11.1), music and other license fees, utility expenses, FCC regulatory fees, rent and other amounts under the Real Property Lease and similar prepaid and deferred items. Seller shall receive a credit for all of the Station’s deposits and prepaid expenses. Prorations and adjustments shall be made at Closing to the extent practicable, and in any event no later than ninety (90) calendar days after Closing.

1.7 Allocation. After Closing, Buyer and Seller shall allocate the Purchase Price in accordance with the respective fair market values of the Station Assets and the goodwill being purchased and sold in accordance with the requirements of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). The allocation shall be determined by mutual agreement of the parties. Buyer and Seller each further agrees to file its federal income tax returns and its other tax returns reflecting such allocation as and when required under the Code. If the parties cannot agree on an allocation of the Purchase Price, the parties shall hire a mutually agreed upon appraisal firm to determine such allocation, which shall be binding on the parties. The parties shall instruct the appraiser to deliver its report within ninety (90) days after his appointment. Buyer and Seller shall each be responsible for one-half of the cost of such appraisal.

1.8 Closing. The consummation of the sale and purchase of the Station Assets provided for in this Agreement (the “Closing”) shall take place on or before the third (3rd) business day after the later to occur of (a) the date of the FCC Consent (defined below) pursuant to the FCC’s initial order and (b) the date on which all of the other conditions to the Closing set forth in Articles 6 and 7 below have been satisfied or waived. The date on which the Closing is to occur is referred to herein as the “Closing Date.”

1.9 FCC Consent. Within five (5) business days after the date of this Agreement, Buyer and Seller shall file an application with the FCC (the “FCC Application”) requesting FCC consent to the assignment of the FCC Licenses to Buyer. FCC consent to the FCC Application pursuant to the FCC’s initial order without any material adverse conditions other than those of general applicability is referred to herein as the “FCC Consent.” Buyer and Seller shall diligently prosecute the FCC Application and otherwise use their commercially reasonable efforts to obtain the FCC Consent as soon as possible. Buyer and Seller shall notify each other of all documents filed with or received from any governmental agency with respect to this Agreement or the transactions contemplated hereby. Buyer and Seller shall furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing hereunder.

ARTICLE 2: SELLER REPRESENTATIONS AND WARRANTIES

Seller makes the following representations and warranties to Buyer:

2.1 Organization. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and, if required, is qualified to do business in each jurisdiction in which the Station Assets are located. Seller has the requisite power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be made by Seller pursuant hereto (collectively, the “Seller Ancillary Agreements”) and to consummate the transactions contemplated hereby.

2.2 Authorization. The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Seller have been duly authorized and approved by all necessary action of Seller and do not require any further authorization or consent of Seller. This Agreement is, and each Seller Ancillary Agreement when made by Seller and the other parties thereto will be, a legal, valid and binding agreement of Seller enforceable in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.3 No Conflicts. Except for the FCC Consent, the execution, delivery and performance by Seller of this Agreement and the Seller Ancillary Agreements and the consummation by Seller of any of the transactions contemplated hereby does not conflict with any organizational documents of Seller or any contract or agreement to which Seller is a party or by which it is bound, or any law, judgment, order, or decree to which Seller is subject, or require the consent or approval of, or a filing by Seller with, any governmental or regulatory authority or any third party, and will not result in the creation or imposition of any Lien, charge, or encumbrance of any nature whatsoever upon any of the Station Assets, other than Permitted Liens.

2.4 FCC Licenses; Antenna Structures and Engineering. Except as set forth on Schedule 1.1(a):

(a) Seller is the holder of the FCC Licenses described on Schedule 1.1(a), which are all of the licenses, permits and authorizations required by the FCC for the present operation of the Station, none of which is subject to any restrictions or conditions that would limit in any material respect the operations of the Station, other than (i) as may be set forth on the faces of such FCC Licenses, or (ii) as may be applicable to substantial segments of the Class A television broadcasting industry. The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired. There is not pending, or, to Seller’s knowledge, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the FCC Licenses (other than proceedings to amend FCC rules of general applicability). There is not issued or outstanding, by or before the FCC, any Letter of Inquiry, order to show cause, notice of violation, notice of apparent liability, or order of forfeiture against the Station or against Seller with respect to the Station that could result in any such action.

(b) The Station is operating in compliance in all material respects with the FCC Licenses, the Communications Act of 1934, as amended (the “Communications Act”) and the applicable rules, regulations and policies of the FCC. The Station has not received complaints that the Station is causing objectionable interference to any other station and has not waived any interference rights. All material reports and filings required to be filed with the FCC by Seller with respect to the Station have been timely filed, and all such reports and filings are accurate and complete in all material respects. Seller maintains a public inspection file for the Station and such record complies with the Communications Act and the applicable rules, regulations and policies of the FCC in all material respects. Seller has paid all FCC regulatory fees due and owing for the Station for the current assessable.

2.5 Taxes. Seller has, in respect of the Station’s business, timely, and in the required manner, as determined by Seller, filed all foreign, federal, state, county and local income, excise, property, sales, use, franchise and other tax returns and reports which are required to have been filed by it under applicable law, and has paid all taxes which have become due pursuant to such returns or pursuant to any assessments which have become payable.

2.6 Personal Property. Schedule 1.1(b) contains a list of material items of Tangible Personal Property included in the Station Assets. Seller has good and marketable title to the Tangible Personal Property free and clear of Liens other than Permitted Liens. Except as set forth on Schedule 1.1(b), all material items of Tangible Personal Property are (a) in normal operating condition, ordinary wear and tear excepted, (b) have been maintained in a manner substantially consistent with generally accepted standards of good engineering practice, and (c) are capable of being operated in full compliance, in all material respects, with the FCC Licenses and rules and regulations of the FCC.

2.7 Real Property; Performance of Contracts.

(a) Seller holds a valid leasehold (or license) interest for the transmitter site for the Station. Schedule 1.1(c) sets forth a description of the Real Property Lease, the address of the premises leased under the Real Property Lease, the expiration date of the term of the Real Property Lease (and any renewal terms), and the monthly rent currently payable under the Real Property Lease (and any increases to such monthly rent during the remainder of the term). The Real Property Lease set forth on Schedule 1.1(c) is Seller’s sole interest in real estate used in connection with the operation of the Station in the manner in which it is being operated and Seller holds no fee simple ownership interests in real property used in the operation of the Station. To the knowledge of Seller, there is no pending condemnation or similar proceeding affecting the real property which is subject to the Real Property Lease. Seller has the full legal power and authority to assign its rights under the Real Property Lease to Buyer.

(b) The Real Property Lease and the Interference Agreement, including all amendments thereto, have been made available to Buyer by Seller. Each of the Real Property Lease and the Interference Agreement is in effect and is binding upon Seller and, to Seller’s knowledge, the other parties thereto (subject to bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally). Seller has not received notice from any party to the Real Property Lease or the Interference Agreement that such party contends that Seller is in default or breach under the Real Property Lease or the Interference Agreement. Seller has performed its obligations under the Real Property Lease and the Interference Agreement in all material respects, and is not in material default thereunder, and to Seller’s knowledge, no other party to the Real Property Lease or the Interference Agreement is in default thereunder in any material respect. Seller has not been notified by any other party to the Real Property Lease or the Interference Agreement that such party has a present intent to terminate or not to renew the Real Property Lease or Interference Agreement.

2.8 Insurance. Seller maintains insurance policies or other similar arrangements with respect to the Station and the Station Assets consistent with its past practices, and will maintain such policies or arrangements until Closing.

2.9 Compliance with Law. Seller has complied in all material respects with all laws, rules and regulations, including without limitation all FCC rules and regulations applicable to the operation of the Station, and all decrees and orders of any court or governmental authority which are applicable to the operation of the Station. To Seller’s knowledge, there are no governmental claims or investigations pending or threatened against Seller in respect of the Station except those affecting the low-power television broadcasting industry generally.

2.10 Litigation. There is no action, suit or proceeding pending or, to Seller’s knowledge, threatened against Seller in respect of the Station that will subject Buyer to liability or which will affect Seller’s ability to perform its obligations under this Agreement. Seller is not operating under or subject to any order, writ, injunction or decree relating to the Station or the Station Assets of any court or governmental authority which would have a material adverse effect on the condition of the Station or any of the Station Assets or on the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby, other than those of general applicability.

2.11 No Undisclosed Liabilities. There are no liabilities or obligations of Seller with respect to the Station that will be binding upon Buyer after the Effective Time other than the Assumed Obligations and other than pursuant to the prorations under Section 1.6.

2.12 No Finder. No broker, finder or other person is entitled to a commission, brokerage fee or other similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any agreement or action of Seller or any party acting on Seller’s behalf.

2.13 Title. Except as set forth on Schedule 2.13, to Seller’s knowledge, no Liens exist or have been filed or recorded against the Station Assets in the public records of the Secretary of State of Seller’s state of organization or in any other jurisdiction in which the Station Assets are located. Any Lien (other than Permitted Liens) listed on Schedule 2.13 will be fully discharged on or prior to the Closing Date. The instruments to be executed by Seller and delivered to Buyer at the Closing, conveying the Station Assets to Buyer, will transfer good and marketable title to the Station Assets, free and clear of all Liens other than Permitted Liens.

ARTICLE 3: BUYER REPRESENTATIONS AND WARRANTIES

Buyer hereby makes the following representations and warranties to Seller:

3.1 Organization. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and, if required, will be qualified to do business in each jurisdiction in which the Station Assets are located as of the Closing. Buyer has the requisite power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”) and to consummate the transactions contemplated hereby.

3.2 Authorization. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer have been duly authorized and approved by all necessary action of Buyer and do not require any further authorization or consent of Buyer. This Agreement is, and each Buyer Ancillary Agreement when made by Buyer and the other parties thereto will be, a legal, valid and binding agreement of Buyer enforceable in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 No Conflicts. Except for the FCC Consent, the execution, delivery and performance by Buyer of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyer of any of the transactions contemplated hereby does not conflict with any organizational documents of Buyer, any contract or agreement to which Buyer is a party or by which it is bound, or any law, judgment, order or decree to which Buyer is subject, or require the consent or approval of, or a filing by Buyer with, any governmental or regulatory authority or any third party.

3.4 Litigation. There is no action, suit or proceeding pending or, to Buyer’s knowledge, threatened against Buyer which questions the legality or propriety of the transactions contemplated by this Agreement or could materially adversely affect the ability of Buyer to perform its obligations hereunder.

3.5 Qualification. Buyer is legally, financially and otherwise qualified to be the licensee of, acquire, own and operate the Station under the Communications Act and the rules, regulations and policies of the FCC. To the knowledge of Buyer, there are no facts that would, under existing law and the existing rules, regulations, policies and procedures of the FCC, disqualify Buyer as an assignee of the FCC Licenses or as the owner and operator of the Station. No waiver of or exemption from any FCC rule or policy is necessary to be obtained by Buyer in order for the FCC Consent to be granted. There are no matters related to Buyer which might reasonably be expected to result in the FCC’s denial or delay of approval of the FCC Application.

3.6 Funds. Buyer will have sufficient funds to pay the Purchase Price at Closing.

3.7 No Finder. Other than Patrick Communications LLC, no broker, finder or other person is entitled to a commission, brokerage fee or other similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any agreement or action of Buyer or any party acting on Buyer’s behalf. Payment of any broker engaged by Buyer shall be Buyer’s sole cost and expense.

ARTICLE 4: SELLER COVENANTS

4.1 Seller’s Covenants. Between the date hereof and Closing, except as permitted by this Agreement or with the prior written consent of Buyer, which shall not be unreasonably withheld, delayed or conditioned, Seller shall:

(a) operate the Station in the ordinary course of business consistent with past practices and in all material respects in accordance with FCC rules and regulations, the terms of the FCC Licenses, and all other applicable laws, regulations, rules and orders;

(b) not adversely modify, and in all respects maintain in full force and effect, the FCC Licenses, and timely file and prosecute any necessary modification or renewal applications of the FCC Licenses or other submissions to the FCC;

(c) not other than in the ordinary course of business, sell, lease or dispose of or agree to sell, lease or dispose of any of the Station Assets unless replaced with similar items of substantially equal or greater value and utility, or create, assume or permit to exist any Liens upon the Station Assets, except for Permitted Liens;

(d) maintain the Tangible Personal Property in the ordinary course of business and in accordance with the rules and other requirements of the FCC;

(e) maintain the records, files and other documents kept in connection with the Station in the usual and ordinary manner consistent with standard broadcast industry practice;

(f) pay and perform all of the obligations with respect to the Station (including those required under the Real Property Lease and Interference Agreement) in the ordinary course as such obligations become due;

(g) not materially amend or modify the Real Property Lease or the Interference Agreement;

(h) maintain in full force and effect through the Closing Date its existing property damage, liability, and other insurance with respect to the Station Assets; and

(i) upon reasonable notice, give Buyer and its representatives reasonable access during normal business hours to the Station Assets, and furnish Buyer with information relating to the Station Assets that Buyer may reasonably request, provided that such access rights shall not be exercised in a manner that interferes with the operation of the Station or other stations owned by Seller or its affiliates.

ARTICLE 5: JOINT COVENANTS

Buyer and Seller hereby covenant and agree as follows:

5.1 Confidentiality. Subject to the requirements of applicable law, without limiting the terms of any confidentiality agreement between Buyer and Seller (or an affiliate of Seller), all non-public information regarding the parties and their business and properties that is disclosed in connection with the negotiation, preparation or performance of this Agreement (including without limitation all financial information provided by Seller to Buyer) shall be confidential and shall not be disclosed to any other person or entity, except the parties’ representatives and lenders for the purpose of consummating the transaction contemplated by this Agreement.

5.2 Announcements. Prior to Closing, no party shall, without the prior written consent of the other, issue any press release or make any other public announcement concerning the transactions contemplated by this Agreement, except to the extent that such party is so obligated by law, in which case such party shall give advance notice to the other, and except as necessary to enforce rights under or in connection with this Agreement. Notwithstanding the foregoing, the parties acknowledge that this Agreement and the terms hereof will be filed with the FCC Application and thereby become public.

5.3 Control. Buyer shall not, directly or indirectly, control, supervise or direct the operation of the Station prior to Closing. Consistent with the Communications Act and the FCC rules and regulations, control, supervision and direction of the operation of the Station prior to Closing shall remain the responsibility of Seller as the holder of the FCC Licenses.

5.4 Risk of Loss.

(a) Seller shall bear the risk of any loss of or damage to any of the Station Assets at all times until the Effective Time, and Buyer shall bear the risk of any such loss or damage thereafter.

(b) If prior to the Effective Time any item of Tangible Personal Property is damaged or destroyed or otherwise not in the condition described in Section 2.6 in any material respect, then:

(i) except as set forth below, Seller shall use commercially reasonable efforts to repair or replace such item in all material respects in the ordinary course of business; and

(ii) if such repair or replacement is not completed prior to Closing, then the parties shall proceed to Closing (with Seller’s representations and warranties deemed modified to take into account any such condition) and Seller shall repair or replace such items in all material respects after Closing (and Buyer will provide Seller access for and otherwise reasonably cooperate with such repair or replacement), except that if such damage or destruction materially disrupts any Station’s operations, then Buyer may postpone Closing until the date five (5) business days after operations are restored in all material respects, subject to Section 10.1.

(c) If prior to Closing the Station is off the air or operating at a power level that results in a material reduction in coverage (a “Broadcast Interruption”), then Seller shall use commercially reasonable efforts to return the Station to the air and restore prior coverage as promptly as possible in the ordinary course of business. Notwithstanding anything herein to the contrary, if prior to Closing there is a Broadcast Interruption in excess of 24 hours, then Buyer may postpone Closing until the date five (5) business days after the Station returns to the air and prior coverage is restored in all material respects, subject to Section 10.1.

5.5 Estoppel Certificate. Seller shall use commercially reasonable efforts to obtain an estoppel certificate executed by the lessor for the Real Property Lease in a form reasonably satisfactory to Buyer, confirming the terms of such lease and that Seller is not in default under, or in breach of, such lease and such other customary matters reasonably requested by Buyer. For the avoidance of doubt, the receipt of such estoppel certificate is not a condition to Closing.

5.6 Employees; Actions.

(a) Prior to Closing, Buyer and its consultants and agents shall not contact any employees of Seller or its affiliates without Seller’s express prior written approval, nor shall Buyer contact or otherwise discuss the transaction contemplated hereby with any vendor, customer or any other party with which Seller or its affiliates has contracted without the prior consent written of Seller, in each case not to be unreasonably withheld, conditioned or delayed. Seller acknowledges and agrees that Buyer shall have no obligation to offer employment to any employee of Seller or the Station. Buyer shall have no post-Closing liability with respect to any such employee or for any such employee’s benefits of any kind or nature, except to the extent that Buyer shall offer employment to any such employee and then only from and after the time at which such offer shall have been extended, and accepted by such employee, and subject to the terms and conditions thereof.

(b) After Closing, if reasonably requested by Seller, Buyer shall cooperate with Seller in the investigation, defense or prosecution of any action which is pending or threatened against Seller or its affiliates with respect to the Station, whether or not any party has notified the other of a claim for indemnification with respect to such matter. Without limiting the generality of the foregoing, Buyer shall make available its employees to give depositions or testimony and shall preserve and furnish all documentary or other evidence that Seller may reasonably request.

5.7 FCC Compliance. If after Closing the FCC Consent is reversed or otherwise set aside, and there is a final order of the FCC (or court of competent jurisdiction) requiring the re-assignment of the FCC Licenses to Seller, then the purchase and sale of the Station Assets shall be rescinded. In such event, Buyer shall reconvey to Seller the Station Assets free and clear of Liens other than Permitted Liens, and Seller shall repay to Buyer the Purchase Price and reassume the Real Property Lease and Interference Agreement. Any such rescission shall be consummated on a mutually agreeable date within thirty (30) days of such final order (or, if earlier, within the time required by such order). In connection therewith, Buyer and Seller shall each execute such documents (including execution by Buyer of instruments of conveyance of the Station Assets to Seller and execution by Seller of instruments of assumption of the Real Property Lease and Interference Agreement) and make such payments (including repayment by Seller to Buyer of the Purchase Price) as are necessary to give effect to such rescission.

5.8 Completion of Construction. Seller shall use reasonable best efforts to complete the construction of the facilities authorized under FCC File Number 0000133270 (the “Construction Permit”) for the Station to operate within licensed parameters from the Hancock building located at the John Hancock Center, 875 N. Michigan Avenue, Chicago, Illinois (the “Hancock Construction”). Upon completion of the Hancock Construction, Seller shall use reasonable best efforts to obtain FCC consent for a License to Cover the Construction Permit.

ARTICLE 6: SELLER CLOSING CONDITIONS

The obligation of Seller to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Seller):

6.1 Representations and Covenants.

(a) The representations and warranties of Buyer made in this Agreement shall be true and correct in all material respects (without duplication of any materiality qualifications therein) as of the Closing Date except for changes permitted or required by the terms of this Agreement.

(b) The covenants and agreements to be complied with and performed by Buyer at or prior to Closing shall have been complied with or performed in all material respects.

(c) Seller shall have received a certificate dated as of the Closing Date from Buyer executed by an authorized officer of Buyer to the effect that the conditions set forth in Sections 6.1(a) and (b) have been satisfied.

6.2 Proceedings. Neither Seller nor Buyer shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby, and no action shall be pending which would restrain or prohibit the consummation of the transaction contemplated hereby.

6.3 FCC Authorization. The FCC Consent shall have been obtained.

6.4 Deliveries. Buyer shall have complied with its obligations set forth in Section 8.2.

Seller may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was primarily due to the failure of Seller to materially perform any of its material obligations under this Agreement.

ARTICLE 7: BUYER CLOSING CONDITIONS

The obligation of Buyer to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Buyer):

7.1 Representations and Covenants.

(a) The representations and warranties of Seller made in this Agreement shall be true and correct in all material respects (without duplication of any materiality qualifications therein) as of the Closing Date except for changes permitted or required by the terms of this Agreement.

(b) The covenants and agreements to be complied with and performed by Seller at or prior to Closing shall have been complied with or performed in all material respects.

(c) Buyer shall have received a certificate dated as of the Closing Date from Seller executed by an authorized officer of Seller to the effect that the conditions set forth in Sections 7.1(a) and (b) have been satisfied.

7.2 Proceedings. Neither Seller nor Buyer shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby, and no action shall be pending which would restrain or prohibit the consummation of the transaction contemplated hereby.

7.3 FCC Authorization. The FCC Consent shall have been obtained.

7.4 Deliveries. Seller shall have complied with its obligations set forth in Section 8.1.

7.5 Hancock Construction. The Hancock Construction shall have been completed and Seller shall have filed an application for a License to Cover the Construction Permit. Seller shall have begun broadcasting the Station signal within licensed parameters from the facilities authorized by the Construction Permit and subsequent License to Cover.

7.6 On-Air Status. None of the FCC Licenses shall have been cancelled or permanently discontinued as a result of the FCC’s rules related to suspension of operations.

Buyer may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was primarily due to the failure of Buyer to materially perform any of its material obligations under this Agreement.

ARTICLE 8: CLOSING DELIVERIES

8.1 Seller Documents. At Closing, Seller shall deliver or cause to be delivered to Buyer:

(i) a certificate executed by Seller certifying the due authorization of this Agreement and the Seller Ancillary Agreements, together with copies of Seller’s authorizing resolutions;

(ii) the certificate described in Section 7.1(c);

(iii) an assignment of FCC authorizations assigning the FCC Licenses from Seller to Buyer, in a form reasonably acceptable to Buyer and Seller;

(iv) an assignment and assumption of lease assigning the Real Property Lease from Seller to Buyer, in a form reasonably acceptable to Buyer and Seller;

(v) an assignment and assumption assigning the Interference Agreement from Seller to Buyer, in a form reasonably acceptable to Buyer and Seller;

(vi) a bill of sale conveying the other Station Assets from Seller to Buyer, in a form reasonably acceptable to Buyer and Seller;

(vii) any estoppel certificate obtained by Seller; and

(viii) UCC releases or other similar documents or instruments required to transfer the Station Assets free and clear of Liens (other than Permitted Liens) in a form reasonably acceptable to Buyer.

8.2 Buyer Documents. At Closing, Buyer shall deliver or cause to be delivered to Seller:

(i) the Purchase Price in accordance with Section 1.4 and Section 1.5 hereof;

(ii) a certificate executed by Buyer certifying the due authorization of this Agreement and the Buyer Ancillary Agreements, together with copies of Buyer’s authorizing resolutions;

(iii) the certificate described in Section 6.1(c);

(iv) an assignment and assumption of lease assuming the Real Property Lease, in a form reasonably acceptable to Buyer and Seller; and

(v) an assignment and assumption assuming the Interference Agreement, in a form reasonably acceptable to Buyer and Seller.

ARTICLE 9: SURVIVAL; INDEMNIFICATION

9.1 Survival. The representations and warranties in this Agreement shall survive Closing for a period of nine (9) months from the Closing Date whereupon they shall expire and be of no further force or effect, except (a) those under Section 2.5 (Taxes), those under Section 2.6 solely with respect to title, and those under Section 2.13 (Title), all of which shall survive until the expiration of any applicable statute of limitations, and (b) that if within such applicable period the indemnified party gives the indemnifying party written notice of a claim for breach thereof describing in reasonable detail the nature and basis of such claim, then such claim shall survive until the resolution of such claim. The covenants and agreements in this Agreement shall survive Closing until performed.

9.2 Indemnification.

(a) Subject to Section 9.2(b), from and after Closing, Seller shall defend, indemnify and hold harmless Buyer from and against any and all losses, costs, damages, liabilities and expenses, including reasonable attorneys’ fees and expenses (“Damages”) incurred by Buyer arising out of or resulting from:

(i) any breach by Seller of its representations and warranties made under this Agreement;

(ii) any breach or default by Seller of any covenant or agreement made under this Agreement;

(iii) the Retained Obligations; or

(iv) the business or operation of the Station before the Effective Time, except for the Assumed Obligations.

(b) Notwithstanding the foregoing or anything else herein to the contrary, after Closing, (i) Seller shall have no liability to Buyer under Section 9.2(a)(i) until Buyer’s aggregate Damages exceed $100,000, after which such threshold amount shall be included in, not excluded from, any calculation of Damages, and (ii) the maximum aggregate liability of Seller under Section 9.2(a)(i) shall be an amount equal to 15% of the Purchase Price.

(c) From and after Closing, Buyer shall defend, indemnify and hold harmless Seller from and against any and all Damages incurred by Seller arising out of or resulting from:

(i) any breach by Buyer of its representations and warranties made under this Agreement; or

(ii) any breach or default by Buyer of any covenant or agreement made under this Agreement; or

(iii) the Assumed Obligations; or

(iv) the business or operation of the Station after the Effective Time.

9.3 Procedures.

(a) The indemnified party shall give prompt written notice to the indemnifying party of any demand, suit, claim or assertion of liability by third parties that is subject to indemnification hereunder (a “Claim”), but a failure to give such notice or delaying such notice shall not affect the indemnified party’s rights or the indemnifying party’s obligations except to the extent the indemnifying party’s ability to remedy, contest, defend or settle with respect to such Claim is thereby prejudiced and provided that such notice is given within the applicable time period described in Section 9.1.

(b) The indemnifying party shall have the right to undertake the defense or opposition to such Claim with counsel selected by it. In the event that the indemnifying party does not undertake such defense or opposition in a timely manner, the indemnified party may undertake the defense, opposition, compromise or settlement of such Claim with counsel selected by it at the indemnifying party’s cost (subject to the right of the indemnifying party to assume defense of or opposition to such Claim at any time prior to settlement, compromise or final determination thereof).

(c) Anything herein to the contrary notwithstanding:

(i) the indemnified party shall have the right, at its own cost and expense, to participate in the defense, opposition, compromise or settlement of the Claim;

(ii) the indemnifying party shall not, without the indemnified party’s written consent, settle or compromise any Claim or consent to entry of any judgment which does not include the giving by the claimant to the indemnified party of a release from all liability in respect of such Claim;

(iii) in the event that the indemnifying party undertakes defense of or opposition to any Claim, the indemnified party, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the indemnifying party and its counsel concerning such Claim and the indemnifying party and the indemnified party and their respective counsel shall cooperate in good faith with respect to such Claim; and

(iv) neither party shall have any liability to the other under any circumstances for special, indirect, consequential, punitive or exemplary damages or lost profits or similar damages of any kind, whether or not foreseeable, except in the event such liability is related to third-party claims.

(d) After Closing, all claims for breach of representations or warranties under this Agreement shall be subject to the limitations set forth in Section 9.2(b).

ARTICLE 10: TERMINATION AND REMEDIES

10.1 Termination. Subject to Section 10.3, this Agreement may be terminated prior to Closing as follows:

(a) by mutual written consent of Buyer and Seller;

(b) by written notice of Buyer to Seller if Seller breaches its representations or warranties or defaults in the performance of its covenants contained in this Agreement and such breach or default is material in the context of the transactions contemplated hereby and is not cured within the Cure Period (defined below);

(c) by written notice of Seller to Buyer if Buyer breaches its representations or warranties or defaults in the performance of its covenants contained in this Agreement and such breach or default is material in the context of the transactions contemplated hereby and is not cured within the Cure Period; provided, however, that the Cure Period shall not apply to Buyer’s obligation to make the Deposit when due or to pay the Purchase Price at Closing (for the avoidance of doubt, if Buyer fails to consummate the Closing within the time period set forth in Section 1.8 herein, Seller may immediately terminate this Agreement upon written notice to Buyer and Seller shall be entitled to receive the Deposit (including any interest accrued thereon));

(d) by written notice of Seller to Buyer or Buyer to Seller if Closing does not occur by August 1, 2021.

10.2 Cure Period. Each party shall give the other party prompt written notice upon learning of any breach or default by the other party under this Agreement. The term “Cure Period” as used herein means a period commencing on the date Buyer or Seller receives from the other written notice of breach or default hereunder and continuing until the earlier of (a) twenty (20) calendar days thereafter or (b) the Closing Date determined under Section 1.8; provided, however, that if the breach or default is non-monetary and cannot reasonably be cured within such period but can be cured before the Closing Date determined under Section 1.8, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the Closing Date determined under Section 1.8.

10.3 Survival. Except as provided by Section 10.5, the termination of this Agreement shall not relieve any party of any liability for breach or default under this Agreement prior to the date of termination. Notwithstanding anything contained herein to the contrary, Sections 1.5 (Deposit) (and Section 10.5 with respect to the Deposit), 5.1 (Confidentiality) and 11.1 (Expenses) shall survive any termination of this Agreement.

10.4 Specific Performance. In the event of failure or threatened failure by either party to comply with the terms of this Agreement, the other party shall be entitled to an injunction restraining such failure or threatened failure and, subject to obtaining any necessary FCC consent, to enforcement of this Agreement by a decree of specific performance requiring compliance with this Agreement. Notwithstanding the foregoing, if prior to Closing the condition described in Section 10.1(c) exists, then Seller’s sole remedy for Buyer’s breach of this Agreement shall be termination of this Agreement and receipt of the liquidated damages amount pursuant to Section 10.5, except for any failure by Buyer to comply with its obligations related to the Deposit or Sections 1.9, 5.1, 5.2 or 5.3, as to which Seller shall be entitled to all available rights and remedies, including without limitation specific performance.

10.5 Liquidated Damages. If Seller terminates this Agreement pursuant to Section 10.1(c), then Buyer and Seller shall promptly deliver joint written instructions to the Escrow Agent directing the Escrow Agent to disburse the Deposit to Seller by wire transfer of immediately available funds. The parties acknowledge and agree that such payment shall constitute liquidated damages and, except as set forth in Section 10.4, the sole remedy of Seller for a breach by Buyer of this Agreement, payment of such amount is not a penalty and the liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by material breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy and the value of the transactions to be consummated hereunder.

ARTICLE 11: MISCELLANEOUS

11.1 Expenses. Except as otherwise specifically set forth herein, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. The filing fee applicable to the request for the FCC Consent shall be paid one-half by Buyer and one-half by Seller. Transfer or sales or use taxes, fees and charges applicable to the transfer of the Station Assets under this Agreement, if any, shall be split equally between the parties.

11.2 Further Assurances. After Closing, each party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the transactions contemplated hereby.

11.3 Assignment. Neither party may assign this Agreement without the prior written consent of the other party hereto, provided, however, that Buyer may assign its rights hereunder to an affiliate of Buyer upon written notice to, but without consent of, Seller, provided that (a) any such assignment does not delay processing of the FCC Application, grant of the FCC Consent or Closing, (b) any such assignee delivers to Seller a written assumption of this Agreement, (c) Buyer shall remain liable for all of its obligations hereunder and (d) Buyer shall be solely responsible for any third-party consents necessary in connection therewith (none of which are a condition to Closing). The terms of this Agreement shall bind and inure to the benefit of the parties’ respective successors and any permitted assigns, and no assignment shall relieve any party of any obligation or liability under this Agreement.

11.4 Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed delivered on the date of personal delivery or electronic mail transmission or confirmed delivery by a nationally recognized overnight courier service, or on the third (3rd) day after prepaid mailing by certified U.S. mail, return receipt requested, and shall be addressed as follows (or to such other address as any party may request by written notice):

if to Seller, then to:	Local Media TV Chicago, LLC
5670 Wilshire Boulevard, Suite 1620
Los Angeles, CA 90036
Attention: Paul Koplin
E-mail: koplin@ventechgroup.com

with a copy (which shall not	Wiley Rein LLP
constitute notice) to:	1776 K Street, NW
Washington, DC 20006
Attention: Joan Stewart
E-mail: JStewart@wiley.law

if to Buyer, then to:	Sovryn Holdings, Inc.
450 Park Avenue
New York, NY 10022
Attention: Philip A. Falcone
E-mail: pfalcone@harbingercapital.com

with a copy (which shall not	Hogan Lovells US LLP
constitute notice) to:	8350 Broad Street, 17th Floor
Tysons, VA 22102
Attention: Richard Horan
E-mail: richard.horan@hoganlovells.com

11.5 Amendments. No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of such amendment, waiver, or consent is sought.

11.6 Entire Agreement. This Agreement (including the Schedules hereto) constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings with respect to the subject matter hereof, except any confidentiality agreement among the parties with respect to the Station, which shall remain in full force and effect. No party makes any representation or warranty with respect to the transactions contemplated by this Agreement except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Seller makes no representation or warranty to Buyer with respect to any projections, budgets or other estimates of the Station’s revenues, expenses or results of operations, or any other financial or other information made available to Buyer with respect to the Station.

11.7 Severability. If any court or governmental authority holds any provision in this Agreement invalid, illegal or unenforceable under any applicable law, then, so long as no party is deprived of the benefits of this Agreement in any material respect, this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

11.8 No Beneficiaries. Nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any person or entity other than the parties hereto and their successors and permitted assigns.

11.9 Governing Law. The construction and performance of this Agreement shall be governed by the laws of Delaware without giving effect to the choice of law provisions thereof. The prevailing party in a lawsuit brought to enforce the performance or compliance of any provision of this Agreement may recover reasonable attorneys’ fees and costs from the non-prevailing party.

11.10 Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

SELLER:

Local Media TV Chicago, LLC

By:
Name:	Paul Koplin
Title:	Manager

[Signatures continue on the following page.]

[Signature Page to Asset Purchase Agreement]

BUYER:

Sovryn Holdings, Inc.

By:
Name:	Philip A. Falcone
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]